

October 22, 2010

By U.S. Mail and facsimile to 702-309-7407

Mr. Ronald Boreta
Principal Financial Officer
All-American Sportpark, Inc.
6730 South Las Vegas Boulevard
Las Vegas, NV 89119

> **Re: All-American Sportpark, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-24970**

Dear Mr. Boreta:

   We have reviewed your supplemental response letter dated October 13, 2010 and have the following comment.

Form 10-K for the fiscal year ended December 31, 2009

Consolidated Balance Sheets, page F-2

1.   We read your response to comment two to our letter dated October 5, 2010. We are not persuaded by the information provided supporting your accounting conclusions reached with respect to your customer agreement with Callaway. In this regard, we note your present customer agreement with Callaway contains an exclusivity clause. Refer to Section 2.2 of your customer agreement which states both AAGC and SAGS will purchase all golf related products to be sold at the "Center" exclusively from Callaway. Therefore, in substance it appears AAGC, by way of its related party relationship with SAGS, is a customer of Callaway and the guidance contained in FASB ASC 605-50-45-12 to 15 is applicable. Please revise your financial statements, or advise us why a revision is unnecessary. In doing so, please address the following:

- FASB ASC 605-50-45-14 indicates that in order to recognize a payment for services delivered as revenue the identified benefit must be sufficiently separable from the customer's purchase of the vendor's products. Citing for us the relevant terms of the customer contract, please tell us if the identifiable benefit to Callaway (advertising) is <u>sufficiently separable</u> from the purchase of Callaway's products.

- Please explain to us if the advertising dollars received from Callaway were conditioned on future purchases of their products by either you or SAGS. Refer to Examples 23 and 24 in FASB ASC 605-50-55-115 to 120. If you conclude such amounts are not sufficiently separable, tell us your basis for the recognition of revenue under GAAP. If you conclude a portion of the consideration is separable, then please quantify for us the amounts spent on advertising.

- The amounts for range and facility improvements do not appear to be appropriately characterized as revenue. In this regard, these amounts appear to be more appropriately characterized as a reduction of cost; or the book value of the capitalized asset improvements. Refer to the guidance cited above.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding this comment on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: James P. Beck, Esq.